Mail Stop 3561

April 8, 2010

Robert E. Price, Chief Executive Officer
PriceSmart, Inc.
9740 Scranton Road
San Diego, California 92121

> **Re:** **PriceSmart, Inc.**
> **Correspondence Dated March 25, 2010 Regarding**
> **Form 10-K for the Year Ended August 31, 2009**
> **Filed November 9, 2009**
> **Form 10-Q for the Period Ended November 30, 2009**
> **Filed January 8, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 8, 2009**
> **File No. 0-22793**

Dear Mr. Price:

We have reviewed your letter dated March 25, 2010 in response to our comment letter dated March 9, 2010 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. As requested in our letter dated March 9, 2010, in connection with responding to our comments, please provide a written statement from you acknowledging the following: (1) that you are responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended August 31, 2009

Item 15(b), page 19

2. We note that the consent of your independent registered public accounting firm filed as Exhibit 23.1 includes an opinion on the financial statement schedule. In future filings, please provide the auditor's report on the financial statement schedule in the report rather than in the consent required by Item 601(b)(23) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

3. We note your responses to comments eight through 15 in our letter dated March 9, 2010. We reissue those comments and await your second response letter to be submitted on or before April 15, 2010 in which you state you will provide responses to those comments.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert E. Burwell, Esq.
        Latham & Watkins LLP
        Via facsimile